EXHIBIT 99.1

Golar LNG Limited Share Repurchase Program

Hamilton, Bermuda, Dec. 1, 2014 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar" or the "Company") today announced that its Board of Directors has authorized a new share repurchase program under which the Company may repurchase up to 5% of Golar's outstanding stock over the next two years. The authorization is effective immediately.

The authorization of this stock repurchase program underscores the Board's confidence in Golar's strategy to become a leading integrated midstream LNG player based on floating infrastructure.

The Company intends to repurchase shares from time to time for cash in open market transactions or in privately-negotiated transactions in accordance with applicable federal securities laws. The timing and the amount of any repurchases will be determined by the Company's management based on its evaluation market conditions, capital allocation alternatives, and other factors. The new share repurchase program does not require the Company to acquire any specific number of shares and may be modified, suspended, extended or terminated by the Company at any time without prior notice. Golar will execute purchases only during periods where the executive team and the Board of Directors are not aware of material inside information that would likely affect a seller's decision to sell.

Golar LNG Limited
Hamilton, Bermuda
28 November, 2014

CONTACT: Graham Robjohns
         Chief Accounting Officer & Group Financial Controller
         Tel: +44 20 7517 8600